SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Amendment No. 1

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Subject Company (Issuer))

LIVE NATION ENTERTAINMENT, INC.

(Name of Filing Person (Issuer))

2.875% Senior Convertible Notes due 2027

(Title of Class of Securities)

538034 AA7 and 538034 AB5

(CUSIP Numbers of Class of Securities)

Michael G. Rowles General Counsel Live Nation Entertainment, Inc. 9348 Civic Center Drive Beverly Hills, California 90210 (310) 867-7000	with copy to: Steven B. Stokdyk Gregory P. Rodgers Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 (213) 485-1234
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$220,000,000	$28,336

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.875% Senior Convertible Notes due 2027 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of June 16, 2014, there was $220,000,000 aggregate principal amount of Securities outstanding, resulting in an aggregate purchase price of $220,000,000.
**	The amount of the filing fee equaled $128.80 per $1,000,000 of the value of the transaction. Such amount was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 16, 2014 (the “Original Schedule TO” and together with this Amendment No. 1, the “Schedule TO”) by Live Nation Entertainment, Inc. (the “Company”). The Schedule TO relates to the right of each holder (each a “Holder”) of the Company’s 2.875% Senior Convertible Notes due 2027 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Issuer Repurchase Notice, dated June 16, 2014, filed as an exhibit to the Original Schedule TO (the “Original Issuer Repurchase Notice”), and Amendment No. 1 to the Original Issuer Repurchase Notice, dated July 8, 2014, filed as an exhibit to this Amendment No. 1 (together with the Original Issuer Repurchase Notice, the “Issuer Repurchase Notice”). The right of a Holder to sell and the obligation of the Company to purchase the Securities, as described in the Issuer Repurchase Notice, as amended or supplemented from time to time, is referred to as the “Put Option.”

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Issuer Repurchase Notice. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

The Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company previously announced that it intended to redeem any outstanding Securities on July 30, 2014. On July 8, 2014, the Company issued an amendment to the Issuer Repurchase Notice announcing that although the Company continues to intend to redeem any outstanding Securities in the near future, pursuant to Section 3.01 of the Indenture, the exact redemption date has not yet been determined by the Company. A copy of the amendment to the Issuer Repurchase Notice is filed as Exhibit (a)(1)(B) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Issuer Repurchase Notice, dated June 16, 2014 (previously filed with the Original Schedule TO on June 16, 2014).

(a)(1)(B)	Amendment No. 1 to the Issuer Repurchase Notice, dated July 8, 2014.

(b)	Not applicable.

(d)	Indenture, dated as of July 16, 2007, between the Company, as issuer, and HSBC Bank USA, National Association, as successor in interest to Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2007).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2014

LIVE NATION ENTERTAINMENT, INC.

By:	/s/ Kathy Willard
Name:	Kathy Willard
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Issuer Repurchase Notice, dated June 16, 2014 (previously filed with the Original Schedule TO on June 16, 2014).

(a)(1)(B)	Amendment No. 1 to the Issuer Repurchase Notice, dated July 8, 2014.

(b)	Not applicable.

(d)	Indenture, dated as of July 16, 2007, between the Company, as issuer, and HSBC Bank USA, National Association, as successor in interest to Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2007).

(g)	Not applicable.

(h)	Not applicable.